Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

							August 14, 2004	January 1, 2004
	December 31,						to December 31,	to August 13,
(dollars in millions)	2008		2007		2006	2005	2004	2004
Earnings
Income (loss) before provision for income taxes	$262,385		$6,409		$(26,904)	$(4,969)	$(4,481)	$24,262
Plus: fixed charges (1)	37,303		44,345		62,531	49,766	11,689	3,879

	$299,688		$50,754		$35,627	$44,797	$7,208	$28,141

Fixed Charges:
Gross interest expense	35,565		42,866		61,019	47,991	11,224	3,098
Estimate of the interest within operating leases	1,738		1,479		1,512	1,775	465	781

	$37,303		$44,345		$62,531	$49,766	$11,689	$3,879

Ratio of earnings to fixed charges	8.0	x	1.1	x	*	*	*	7.3	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.

*	Due to the losses for 2006, 2005 and the period August 14, 2004 through December 31, 2004 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $26,904 for 2006, $4,969 for 2005 and $4,481 for the period August 14, 2004 through December 31, 2004 respectively, to achieve a ratio of 1:1 for those periods.